SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 26, 2003

                           Commission File No. 1-14110


                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated August 26, 2003, announcing a joint venture between Pechiney and Baotou Aluminium Company in China.

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PRESS RELEASE

                               [GRAPHIC OMITTED]

Pechiney and Baotou Aluminium Company set the basis of a joint-venture in China

Beijing-Paris, August 26, 2003. Baotou Aluminium Co. and Aluminium Pechiney have reached an agreement for the construction of a new production unit for high purity aluminium at Baotou (Inner Mongolia).

This project essentially relies on the patented Pechiney technology for segregation of high grade aluminium to produce high purity aluminium, already in use in its Mercus (France) site, and mainly used in the manufacture of electronic components and capacitors.

With the technical assistance of Aluminium Pechiney, Baotou, significant producer of primary aluminium in the region of Inner Mongolia, is today in a position to produce in its plant the high grade aluminium necessary for the new high purity aluminium production unit.

Aluminium Pechiney and Baotou Aluminium should have a respective ownership of 51% and 49% of the joint-venture company. The total amount of the investment is evaluated at USD 13 million.

The construction of the new unit should start in fall 2003. First production is expected in October 2004, with an initial production capacity of 5000 tons of 4N aluminium. The new plant should allow the partners to supply the Asiatic markets and notably Japan, main consumer of this type of products. After a start-up period, the turnover is expected to be around USD 12 million.

"This first project in China of the aluminium conversion sector of Pechiney gives us an opportunity to make a first step in this very promising country. It should be used as a basis to develop new projects in order to benefit from the numerous opportunities offered by the exceptionally fast economic growth of China" said Pierre Vareille, SVP Aluminium Conversion Sector in Pechiney.

After the signature of the letter of intent, the parties will pursue the discussions to reach a final agreement on the documentation for the creation of the new company and the technology licence. The project is however still subject to approval from the Chinese authorities on the final documentation.



Pursuant to article 7 of the COB Rule book n(degree) 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Investor Relations Contact:                     Press Contacts:
Charles L. Ranunkel: Tel: 33 1 56 28 25 07      Chrystele Ivins: Tel: 33 1 56 28 24 18
                     Fax 33 1 56 28 33 38       chrystele.ivins@pechiney.com
PECHINEY
7, place du Chancelier Adenauer                 Stephan Giraud: Tel: 33 1 56 28 24 19
75116 Paris                                     stephan.giraud@pechiney.com
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

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

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 26, 2003                     PECHINEY


                                          By:     /s/ OLIVIER MALLET
                                                  --------------------------
                                          Name:   Olivier MALLET
                                          Title:  Chief Financial Officer